UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on non-reappointment of Board Members

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Rio de Janeiro, March 2, 2021 - Petróleo Brasileiro S.A. - Petrobras following up on the releases disclosed on February 19, 2021 and February 23, 2021 announces that it was informed by the Board Members João Cox Neto, Nivio Ziviani, Paulo Cesar de Souza e Silva and Omar Carneiro da Cunha Sobrinho that they do not intend to be reappointed to the company's Board of Directors at the next Extraordinary General Meeting (EGM).

The Board Members João Cox Neto and Nivio Ziviani informed that, at the same time that they are grateful for the invitation to be reappointed, unfortunately they would not be able to accept for personal reasons.

The Board Member Paulo Cesar de Souza e Silva stated in the following terms: “As my term of office as a Board Member will be interrupted unexpectedly, please, I ask to not be reappointed to the Board of Directors at the next General Meeting. I take this opportunity to register my respect and recognition for the excellent work developed by the Executive Board and Petrobras employees as well as by my fellow Board Members under the leadership of the Chairman Eduardo Leal.

The Board Member Omar Carneiro da Cunha manifested himself in a message addressed to the Chairman as follows: "Due to the recent events related to the changes in Petrobras' top management, and the positions expressed by the major representative of its controlling shareholder, I do not feel in the position of accepting the reappointment of my name as Board Member of this renowned company, in which I had the privilege of serving for the past seven months. Under your leadership, I participated in a very high-level Board of Directors that adhered to the duly approved strategies and followed the highest levels of governance and compliance with the company's by-laws, and the highest standards of corporate management. I dealt with an Executive Board of the highest standard, and exceptional employees. The change proposed by the majority shareholder, although in line with corporate precepts, is not in line with the best management practices, on which I try to base my business trajectory. Therefore, I believe that my contribution to the Board and the company would be strongly affected, and my effectiveness reduced. Thanking you once again for the elegant and professional way you and the other members of this Board have welcomed me, I subscribe.”

The reappointment of these Board Members had been proposed by the Federal Government, according to a letter from the Ministry of Mines and Energy received by the Company on February 19, 2021.

Any substitutes appointed by the controlling shareholder will be submitted to the company's management and integrity analysis process and subject of analysis by the People Committee.

Facts deemed relevant will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer